

Sam Gilliam (b. 1933–2022)



Sam Gilliam is widely celebrated for his innovative style of Color Field painting which challenges traditional two-dimensional painting formats.

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Initial Offering Price

$1,776,000

Similar Sales



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Price Appreciation of Similar Works[2]

37.4%

Market Risk-Adjusted Appreciation

Sam Gilliam	All Art	S&P 500
Not enough data	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	low $5,081,423
Repeat Sales	view

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DEAL SHEET

WHY WE LIKE THIS PAINTING

MASTERWORKS

02:02

- The Painting is a large format beveled-edge painting and an excellent example of American artist Sam Gilliam's innovative abstract work from the late 1960s and early 1970s.
- In 1972, just two years after the Painting was created, Sam Gilliam became the first African-American artist to represent the United States at the Venice Biennale, commonly referred to as the "Olympics of the art world."
- Our acquisitions team has reviewed almost 75 examples of work by Gilliam from around the world, some of which are priced in excess of $2 million. Of these 75 works, this is the sixth one we have selected to be offered on the Masterworks platform.
- Large, beveled-edge examples similar to the Painting are the most commercial among the artist's body of work, and have been featured prominently in important museum exhibitions, including the "The Music of Color," which opened at the Kunstmuseum in Basel in 2018, and "Soul of a Nation: Art in the Age of Black Power," which opened at the Tate Modern in London in 2017 and traveled to five institutions in the United States.
- As of August 2022, beveled-edge paintings from 1967 to 1973 account for Sam Gilliam's top auction records, and are led by: *Lady Day II* (1971), which is larger than the Painting, and sold for $2,172,500 in November 2018, and *Atmosphere* (1972), which was acquired by Masterworks 080, LLC and is also larger than the Painting, and sold for $1,850,000 in November 2021.
- A solo show of the artist's work, titled "Sam Gilliam: Full Circle," opened at the Hirshhorn Museum and Sculpture Garden in Washington D.C. in May 2022 and will run through September, 2022.
- In August 2022, Masterworks exited a different Sam Gilliam painting realizing a 33.1% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$5,081,423	71

SAM

GILLIAM

b. 1933–d. 2022, United States



$1,776,000

INITIAL OFFERING

37.4%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on beveled edge canvas | 71 × 111 in. (180 × 282 cm.)

Sam Gilliam was an influential abstract artist known for innovative techniques that challenged traditional, two-dimensional painting formats.

The Painting is a large-format example of Sam Gilliam's innovative abstract work from the late 1960s and early 1970s, which challenged the spatial confines of the picture plane. The Painting belongs to a series of works sometimes referred to as "Slice" paintings, and is stretched on a custom-made stretcher with a beveled-edge, which projects outward from the wall, creating a sculptural quality. The Painting features swaths of blue, pink, and yellow, created through the artist's unique process, whereby he poured bright, sometimes fluorescent, colors of paint directly onto unprimed, unstretched canvases. Gilliam would then fold and crumple the still wet canvases to create luminous washes of color layered with glowing striations, drips, and pools of pigment. Executed in 1970, the Painting was created just two years before Gilliam would become the first African American artist to represent the United States at the 36th Venice Biennale, and during what Josef Helfenstein, the director of the Kunstmuseum in Basel and co-curator of Gilliam's 2018 solo exhibition "The Music of Color," has deemed the artist's most "radical" and influential period. Large, beveled-edge examples similar to the Painting have been featured prominently in important museum exhibitions, including the aforementioned exhibition "The Music of Color" and "Soul of a Nation: Art in the Age of Black Power," which opened at the Tate Modern in London in 2017 and traveled to five institutions in the United States. As of August 26, 2022, beveled-edge paintings from 1967 to 1973 account for Sam Gilliam's top auction records. *Lady Day* (1971), which is larger than the Painting, sold for $2,172,500 at Christie's, New York on November 15, 2018. *Atmosphere* (1970), which was acquired by Masterworks 080, LLC and is also larger than the Painting, sold for $1,850,000 at Sotheby's, New York, on November 18, 2021, and *Pac* (1970), which sold for $1,405,000 at Christie's, New York, on November 14, 2019. The Painting's year, scale, execution, and format make it a commercial and desirable work by Sam Gilliam.

Sam Gilliam has been the subject of numerous solo exhibitions at renowned institutions such as the Kennedy Center in Washington, D.C. and The Studio Museum in Harlem. The major aforementioned solo museum show, "The Music of Color," was mounted at the Kunstmuseum Basel in 2018 and showcased the artist's groundbreaking draped canvases and beveled-edge works created between 1967 and 1973. Additionally, a solo show of the artist's work, titled "Sam Gilliam: Full Circle," opened at the Hirshhorn Museum and Sculpture Garden in Washington D.C. in May 2022 and will run through September 22, 2022. The artist's work is held in the collections of some of the most prestigious institutions, including the Museum of Modern Art, the Whitney Museum of Art, the Metropolitan Museum of Art in New York, as well as the Tate Modern in London. As of December 31, 2010, the record for Sam Gilliam's work at auction stood at just $55,000. In the last five years, the growing appreciation of the artist's accomplishments has resulted in significant price increases for his work. As of August 26, 2022, auction records for the artist's work are led by *Lady Day II* (1971), which sold for $2,172,500 on November 15, 2018, at Christie's New York, the Painting, which sold for $1,850,000 on November 18, 2021, at Sotheby's New York and *Pac* (1970), which sold for $1,405,000 on November 14, 2019.

As of August 26, 2022, Gilliam's auction records are led by *Lady Day II* (1971), which sold for $2,172,500 on November 15, 2018 at Christie's, New York, *Atmosphere* (1973), which was acquired by Materworks 080, LLC, sold for $1,850,000 on November 18, 2021, at Sotheby's, New York, and *Pac* (1970), which sold for $1,405,000 on November 14, 2019 at Christie's, New York.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Sam Gilliam (b. 1933 - d. 2022) was born in Tupelo, Mississippi and raised in Louisville, Kentucky. Gilliam was admitted to the University of Louisville in 1951 where he earned a B.A. degree in creative art in 1955. He then enrolled in the University's Master of Fine Arts program and graduated in 1961 after a pause from 1956 to 1958 while he served in the United States Army. When Gilliam moved to Washington, D.C. in 1962 he was introduced to the work of leading artists in the Washington Color School movement including Morris Lewis and Kenneth Noland. In the 1960s, the artist shifted his focus to abstraction and would hang unstretched canvases draped or folded on the wall or from the ceiling, which disrupted the convention of two-dimensional painting and became one of his major artistic innovations. In 1967, Gilliam began to pour paint directly onto the canvas and fold the still wet surface to create richly pigmented patterns. Many of the artist's paintings were mounted onto custom stretchers with beveled-edges, which added a sculptural quality to the works. In 1972, Sam Gilliam became the first Black American artist selected to represent the United States at the Venice Biennale and was invited to exhibit again in 2017. By 1975, Gilliam had shown his work in some of the most influential American institutions of art, including the Museum of Modern Art in New York and The Phillips Collection in Washington, D.C. In addition to his artistic practice, Gilliam taught at Carnegie Mellon University, the Maryland Institute College of Art, and the University of Maryland. On June 25, 2022, Gilliam passed away in Washington, D.C., and as of August 26, 2022, his estate is represented by Pace Gallery in New York and David Kordansky Gallery in Los Angeles.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Sam Gilliam with the following criteria: canvas paintings created between 1967 and 1973 that measure between 50 inches by 50 inches and 135 inches by 135 inches, which to the best of our ability to determine, are executed on beveled-edge support, either front or verso facing. The comparative set includes only sales of paintings where the presence of a front or reverse beveled-edge support can be discerned via photographs or was implied as most probable through online research. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 37.4% CAGR implied from selected sales occurring from November 14, 2019 to January 11, 2005.